July 19, 2024

W. Gregory Lehmkuhl
Chief Executive Officer
Lineage, Inc.
46500 Humboldt Drive
Novi, MI 48377

       Re: Lineage, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-11
           Filed July 16, 2024
           File No. 333-280470
Dear W. Gregory Lehmkuhl:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 1 to Form S-11 filed July 16, 2024
The Offering, page 44

1. Please include footnote disclosure to explain the significance to investors of the combined total number of shares of the company's common stock plus the total number of OP units
       (233,709,319) that will be outstanding after completion of the formation transactions and the offering.
Use of Proceeds, page 110

2. Please provide additional information regarding the $91.6 million cash grant to certain employees in connection with the offering. Please identify any directors or executive officers who will receive payments from this grant, and tell us what consideration you have given to including disclosure of these payments as compensation or as a related party
 July 19, 2024
Page 2

       transaction.
Dilution, page 115

3. You disclose an immediate dilution in pro forma net tangible book value per share to new investors totaling $58.31 given the calculation of $17.69 pro forma net tangible book value per share after the formation transactions, this offering and other pro forma adjustments. However assuming the underwriters exercise their option to purchase additional shares, while you disclose pro forma net tangible book value per share would have been $19.30, your disclosure appears to indicate a significant reduction to the immediate dilution in pro forma net tangible book value to $12.47 per share as reflected on page 116, rather than the difference between the mid-point of the IPO price less such
       $19.30 per share pro forma net tangible book value assuming overallotment exercise.
       Please advise, and provide to us your per share calculations.
       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Lewis Kneib, Esq.